

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2023

Alicia Dietzen, Esq.
General Counsel
KnowBe4, Inc.
33 N. Garden Ave, Ste 1200
Clearwater, FL 33755

> **Re: KnowBe4, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 14, 2022**
> **File No. 001-40351**

Dear Alicia Dietzen:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Technology

cc: Megan Baier